June 28, 2006

VIA FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention: Michael Moran, Accounting Branch Chief

RE:  EMERSON RADIO CORP.
     FORM 10-K FOR FISCAL YEAR ENDED MARCH 31, 2005
     FILED JUNE 29, 2005
     FILE NO. 1-07731

Dear Ladies and Gentlemen:

In response to the Staff's letter of comment dated April 18, 2006 (the "Comment Letter") attached please find a memorandum in response to such Comment Letter.

In addition, attached to this letter as Appendix A is a written statement from of Emerson Radio Corp. (the "Company") pursuant to which the Company acknowledges that:

         o the Company is responsible for the adequacy of the disclosure in their filings;

         o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

         o the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under federal securities laws of the United States.


Very truly yours,


John D. Florian
Corporate Controller, Deputy Chief Financial Officer
Emerson Radio Corp.

Enclosures

cc: Mr. Brian V. McAllister
    Mr. Geoffrey P. Jurick - Emerson Radio Corp.
    John D. Schupper, Esq. - Lowenstein Sandler PC
    Steven M. Skolnick, Esq. - Lowenstein Sandler PC

                               Emerson Radio Corp.

                  Memorandum in Response to SEC Comment Letter

         The following are responses to the Staff's Comment Letter by Emerson Radio Corp. ("Emerson" or the "Company"). To assist the Staff's review, the responses are numbered to correspond to the numbered paragraphs in the Staff's Comment Letter.

FORM 10-K FOR FISCAL YEAR ENDED MARCH 31, 2005
----------------------------------------------

General
-------

1. PLEASE PROVIDE, IN WRITING, A STATEMENT FROM THE COMPANY ACKNOWLEDGING THAT THE COMPANY IS RESPONSIBILITY FOR THE ADEQUACY AND ACCURACY OF THE DISCLOSURE IN THE FILING, THAT STAFF COMMENTS OR CHANGES TO DISCLOSURE IN RESPONSE TO STAFF COMMENTS DO NOT FORECLOSE THE COMMISSION FROM TAKING ANY ACTION WITH RESPECT TO THE FILING, AND THE COMPANY MAY NOT ASSERT STAFF COMMENTS AS A DEFENSE IN ANY PROCEEDING INITIATED BY THE COMMISSION OR ANY PERSON UNDER THE FEDERAL SECURITIES LAWS OF THE UNITED SATES. SEE OUR LETTER DATED FEBRUARY 24, 2006.

As requested by the Staff, attached to this letter as Appendix A is a written statement from of the Company pursuant to which the Company acknowledges that:

         o the Company is responsible for the adequacy of the disclosure in their filings;

         o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

         o the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under federal securities laws of the United States.

CONSOLIDATED BALANCE SHEETS, PAGE 54
------------------------------------

2. WE NOTE YOUR RESPONSE TO COMMENT 4 IN OUR LETTER DATED FEBRUARY 24, 2006. PLEASE TELL US YOUR BASIS IN U.S. GAAP THAT SUPPORTS PRESENTING LEGALLY RESTRICTED CASH DEPOSITS, HELD BY A FOREIGN BANK AND NOT TO BE USED FOR GENERAL BUSINESS PURPOSES, AS UNRESTRICTED CASH AND CASH EQUIVALENTS. DESCRIBE THE RESTRICTIONS CITING THE RELEVANT SECTIONS TO THE CREDIT AGREEMENT AND REFERENCE ITS LOCATION IN YOUR EXHIBIT INDEX, AS APPLICABLE. IF FURTHER CONSIDERATION LEADS YOU TO CONCLUDE THAT COMPENSATING BALANCES ARE RESTRICTED CURRENT ASSETS, OR NON-CURRENT ASSETS, PLEASE REVISE YOUR BALANCE SHEETS AND STATEMENTS OF CASH FLOWS IN FUTURE FILINGS TO RECHARACTERIZE THE AMOUNTS ACCORDINGLY. ALSO, INCLUDE IN YOUR RESPONSE A REVISED AND EXPANDED DISCLOSURE THAT STATES COMPENSATING AMOUNTS ARE LEGALLY RESTRICTED FROM GENERAL BUSINESS PURPOSES AND INCLUDE ALL RELATIVE TERMS OF THE AGREEMENT THAT ASSURE FUTURE CREDIT AVAILABILITY. IN YOUR RESPONSE, PLEASE SHOW US WHAT YOUR REVISED DISCLOSURE WILL LOOK LIKE.

         The Company acknowledges the Staff's comment and hereby advises the Staff that, based on current U.S. GAAP, the Company will revise this disclosure in future filings. The Company will present these amounts as "Restricted Cash" in the current asset section of the balance sheet. In addition, the Company will also reference this restricted cash in the MD&A section of future filings and in Note 6 and Note 8 of the financial statements, respectively. Disclosure similar to those set forth below, will be presented in the Company's Annual Report on Form 10-K for the fiscal year ending March 31, 2006 and subsequent filings as applicable:

MD&A SECTION
------------

LIQUIDITY AND CAPITAL RESOURCES:

         Our foreign subsidiaries maintain various credit facilities, aggregating $76.0 million, with foreign banks consisting of the following:

         o four letter of credit facilities totaling $21.0 million which are used for inventory purposes; and

         o five back-to-back letter of credit facilities totaling $55.0 million which are used for inventory purposes

         At March 31, 2005, our foreign subsidiaries pledged approximately $5.6 million in certificates of deposit to these banks to assure the availability of the $21.0 million credit facilities. The compensating amount of $5.6 million of restricted cash is legally restricted from general business purposes.

NOTES TO FINANCIAL STATEMENTS
-----------------------------

NOTE 6 - BORROWINGS:

         As of March 31, 2005 and 2004, short-term borrowings consisted of amounts outstanding under the Company's foreign bank facilities held by its foreign subsidiaries. Availability under this facility totals $21.0 million and is maintained by the pledge of bank deposits of approximately $5.6 million and $3.0 million as of March 31, 2005 and March 31, 2004, respectively. These amounts are legally restricted from general business purposes and are classified as restricted cash in the current asset section of the balance sheet.

NOTE 8 - CONTINGENCIES AND COMMITMENTS:

LETTERS OF CREDIT:

         There were no letters of credit outstanding under the Emerson Loan Agreement (see Note 6) as of either March 31, 2005 or 2004. The Company's foreign subsidiaries also currently maintain various credit facilities aggregating $76.0 million with foreign banks subject to annual review consisting of the following: (i) four letter of credit facilities totaling $21.0 and (ii) five back-to-back credit facilities totaling $55.0 million. These facilities are used for inventory purchases and require the Company to pledge approximately $5.6 million of cash for such availability and for the benefit of its' foreign subsidiaries, who establish back-to-back letters of credit with the Company's customers. The $5.6 million is legally restricted from general business purposes and is classified as restricted cash in the current asset section of the balance sheet. At March 31, 2005, there were $15.7 million of letters of credit outstanding under these credit facilities. These credit facilities include net worth covenants of the foreign subsidiaries, for which they were in compliance at March 31, 2005.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES, PAGE 57
-------------------------------------------------
CONCENTRATIONS OF CREDIT RISK, PAGE 58
--------------------------------------

3. WE NOTE YOUR RESPONSE TO COMMENT 6 IN OUR LETTER DATED FEBRUARY 24, 2006. PLEASE ADVISE OR REVISE YOUR FUTURE FILINGS TO INCLUDE SCHEDULE II AND SEPARATELY LIST THE ADDITIONS, DEDUCTIONS AND END BALANCES FOR THE TRADE RECEIVABLES ALLOWANCE, CHARGEBACK RESERVES AND SALES RETURNS ALLOWANCE, AS REQUIRED BY RULE 5-04(A)(2) OF REGULATION S-X. IN YOUR RESPONSE PLEASE SHOW US WHAT YOUR REVISED DISCLOSURES WILL LOOK LIKE.

     The Company acknowledges the Staff's comment and hereby provides Schedule II as requested for fiscal 2005, which lists separately the additions, deductions and end balances for the trade receivable allowance, chargeback reserves and sales returns allowance, as required by Rule 5-04(a)(2) of Regulation SX. The Company also wishes to advise the staff that all future filings will contain such a schedule in the required format.

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNT AND RESERVES


----------------------------------------- ------------------ ----------------- ------------------ ------------------
   COLUMN A                                   COLUMN B           COLUMN C          COLUMN D           COLUMN E
----------------------------------------- ------------------ ----------------- ------------------ ------------------
                                                                CHARGED TO
                                             BALANCE AT         COSTS AND                          BALANCE AT END
DESCRIPTION                               BEGINNING OF YEAR      EXPENSES         DEDUCTIONS         OF YEAR (1)
----------------------------------------- ------------------ ----------------- ------------------ ------------------
Allowance for Doubtful Accounts Year
Ended March 31, 2005                          $  958              $   253           $   666              $  545
----------------------------------------- ------------------ ----------------- ------------------ ------------------

----------------------------------------- ------------------ ----------------- ------------------ ------------------
Allowance for Chargebacks
Year Ended March 31, 2005                     $  326              $     4                 0              $  330
----------------------------------------- ------------------ ----------------- ------------------ ------------------

----------------------------------------- ------------------ ----------------- ------------------ ------------------
Sales Return Reserves
Year Ended March 31, 2005                     $5,030              $16,672           $16,294              $5,408
----------------------------------------- ------------------ ----------------- ------------------ ------------------


     (1) Sales returns reserve amount includes related accrued sales returns of $2,136 for fiscal 2005 which are not presented as part of the accounts receivable disclosed as "allowances" on the Consolidated Balance Sheet and have been reported as accrued expenses.

Appendix A
----------

                               Emerson Radio Corp.
                                 Nine Entin Road
                              Parsippany, NJ 07054

June 28, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Michael Moran, Accounting Branch Chief

         RE: EMERSON RADIO CORP.
             FORM 10-K FOR FISCAL YEAR ENDED MARCH 31, 2005
             FILED JUNE 29, 2005
             FILE NO. 1-07731

Dear Mr. Moran:

Reference is hereby made to the Staff's letter of comment dated April 18, 2006 (the "Comment Letter"). In accordance with the Comment Letter, the Company hereby acknowledges that:

         o the Company is responsible for the adequacy of the disclosure in their filings;

         o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

         o the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under federal securities laws of the United States.

Very truly yours,

Emerson Radio Corp.

By: ___________________________
    Name
    Title



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